UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

On May 13, 2019, Auris Medical Holding Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners (“AGP”), relating to the public offering (the “Offering”) of 330,000 of the Company’s common shares, par value CHF 0.40 per share (the “Common Shares”), pre-funded warrants (“Pre-Funded Warrants”) to purchase an aggregate of 1,721,280 Common Shares and common share purchase warrants (“Common Warrants”) to purchase up to an aggregate of 2,051,280 Common Shares. Each Common Share and Pre-Funded Warrant was sold together with a Common Warrant to purchase one Common Share at a combined public offering price of $3.90 per Common Share or $3.89 per Pre-Funded Warrant, as applicable, and accompanying Common Warrant. The Common Shares or Pre-Funded Warrants, as applicable, and the accompanying Common Warrants could only be purchased together in the Offering but were issued separately. The Offering closed on May 15, 2019.

The Company expects the net proceeds from the Offering will be approximately $7.2 million after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, not including any proceeds that the Company may receive from the exercise of Pre-Funded Warrants or Warrants and not including any exercise of the underwriters’ option to purchase additional securities, described below. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. Such purposes may include research and development expenditures and capital expenditures.

The Pre-Funded Warrants are exercisable immediately at an exercise price of CHF 0.01 per share, may be exercised until they are exercised in full, and may be exercised on a cashless basis in certain circumstances specified therein.

The Common Warrants will be exercisable immediately at an exercise price of CHF 4.34 per share, may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein.

The exercise price and number of Common Shares issuable upon exercise of the Pre-Funded Warrants and Common Warrants will be subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization or similar transaction, as described in the Pre-Funded Warrants and Common Warrants. The Pre-Funded Warrants and Common Warrants are each being issued pursuant to a respective warrant agent agreement (collectively, the “Warrant Agent Agreements”), each entered into between the Company and American Stock Transfer & Trust Company, LLC.

The Company has granted AGP a 45-day option to purchase up to 307,692 additional Common Shares at a purchase price of $3.89 per share and/or Common Warrants to purchase up to an aggregate of 307,692 Common Shares at a purchase price of $0.01 per Common Warrant, in each case less the underwriting discounts and commissions. On May 13, 2019, AGP exercised this option in part for 110,000 additional Common Shares and Common Warrants to purchase up to an aggregate of 110,000 Common Shares. The Company expects the additional net proceeds from such exercise will be approximately $0.4 million after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, not including any proceeds that the Company may receive from the exercise of the additional Warrants.

AGP acted as sole book-running manager for the Offering, which was a firm commitment underwritten public offering pursuant to a registration statement on Form F-1 (Registration No. 333-231114) that was declared effective by the Securities and Exchange Commission (the “SEC”) on May 10, 2019 and a related registration statement on Form F-1 (Registration No. 333-231403) filed with the SEC, which became effective immediately upon filing under Rule 462(b) under the Securities Act of 1933, as amended. The Offering was made only by means of a prospectus forming a part of the effective registration statement. The Company paid AGP a commission equal to 7.0% of the gross proceeds of the Offering and certain expenses.

Pursuant to the Underwriting Agreement, the Company agreed, subject to certain exceptions, not to offer, issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares for a period of ninety (90) days following the Offering without the prior written consent of the Underwriter.

Copies of the Underwriting Agreement, Form of Common Warrant, Form of Pre-Funded Warrant, Common Warrant Agent Agreement and Pre-Funded Warrant Agent Agreement are filed as Exhibits 1.1, 4.1, 4.2, 4.3 and 4.4 to this Report on Form 6-K, respectively, and the description of each such document contained herein is qualified in its entirety by reference to the applicable exhibit, which is incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-223855) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated May 13, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners
4.1	Form of Common Warrant
4.2	Form of Pre-Funded Warrant
4.3	Common Warrant Agent Agreement
4.4	Pre-Funded Warrant Agent Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: May 16, 2019

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